SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-892
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578

REQUIRED INFORMATION
1.	Audited Financial Statements for the Goodrich Corporation Employees’ Savings Plan Including:

The Report of Independent Registered Public Accounting Firm; Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008; and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN
June 25, 2010	/s/ Kevin P. Heslin
Kevin P. Heslin
Chairman of Goodrich Corporation Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Goodrich Corporation Employees’ Savings Plan
December 31, 2009 and 2008, and year ended December 31, 2009 with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Employees’ Savings Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2009 and 2008 and
year ended December 31, 2009
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule of Assets (Held at End of Year)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Goodrich Corporation
Benefit Design and Administration Committee
We have audited the accompanying statements of net assets available for benefits of Goodrich Corporation Employees’ Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Charlotte, North Carolina
June 25, 2010

Goodrich Corporation Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value (Note 3)	$1,661,689,144	$1,179,044,823
Contribution receivable — Goodrich Corporation	9,817,367	8,861,959

Total Assets	1,671,506,511	1,187,906,782

Adjustment from fair value to contract value for fully benefit responsive investment contracts	14,741,402	32,626,285

Net assets available for benefits	$1,686,247,913	$1,220,533,067

See accompanying notes to financial statements

Goodrich Corporation Employees’ Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Investment income:
Interest	$8,208,673
Dividends	18,848,448
Net appreciation in aggregate fair value of investments (Note 3)	329,866,095

356,923,216

Contributions from:
Participants	85,013,721
Goodrich Corporation	48,631,742

133,645,463

Transfer of assets due to plan merger (Note 1)	64,386,168

Total additions	554,954,847

Deductions
Benefit payments	88,394,305
Administrative expenses	845,696

Total deductions	89,240,001

Net increase	465,714,846

Net assets available for benefits at beginning of year	1,220,533,067

Net assets available for benefits at end of year	$1,686,247,913

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
Year Ended December 31, 2009
1. Description of the Plan
The following description of Goodrich Corporation Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of Goodrich Corporation (the “Company”) and all subsidiaries of the Company to which the Plan has been extended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Effective June 30, 2009, the Goodrich Corporation Savings Plan for Rohr Employees 401(k) Plan (the “Rohr Plan”) was merged into the Plan, and $64,386,168, which represented all remaining net assets of the Rohr Plan, was transferred to the Plan.
Participation in the Plan
The Plan offers participants the choice of three savings options: an after-tax savings option, a pre-tax 401(k) savings option and a Roth 401(k) option. Under the traditional after-tax savings and Roth 401(k) options, participant contributions are subject to federal income taxes. When withdrawn, participants pay income tax on the investments earnings on traditional after-tax contributions. Investment earnings on Roth 401(k) contributions are never taxed as long as certain conditions are met upon withdrawal. Under the pre-tax savings option the participant postpones paying federal income taxes on the amount of contributions deducted from his or her salary until the contributions are withdrawn from the Plan. Participants can elect to participate in all of the savings options. Participants can contribute to each of the investment funds under all savings options.
Contributions
Each employee who elects to become a participant in the Plan may make pre-tax, after-tax or Roth 401(k) contributions up to 25% of their qualified compensation, as defined in the Plan document. Maximum pre-tax plus Roth 401(k) participant contributions (which are limited by Internal Revenue Service regulations) were $16,500 for 2009. Highly compensated employees may be limited to contributing a lower percentage than 25% in order to facilitate the Plan’s passing of non-discrimination testing. Participants age 50 or older can contribute pre-tax “catch-up” contributions to the Plan, subject to limitations.
In December 2005, the Plan was amended to change the Company match that applies to non-bargaining unit and certain bargaining unit employees hired after December 31, 2005 to 100% of participant contributions up to 6% of pay. In addition, these participants will receive a Company contribution equal to 2% of eligible pay at the end of each Plan year provided they are still employed. This 2% contribution is subject to a 3-year vesting schedule. In addition, non-bargaining unit and certain bargaining unit employees hired prior to December 31, 2005 who elected to freeze pension benefit service, effective July 1, 2006, receive the same match and Company contributions as new hires.

Vesting Provisions
Participant contributions and earnings thereon are always fully vested. The Company match contribution and other Company contributions made to participant accounts subsequent to December 31, 2001 and earnings thereon are 100% vested.
The Plan was amended in December 2005 to provide discretionary contributions, and the additional 2% Company contribution is subject to a 3-year vesting schedule.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s contributions. The accounts are further adjusted for allocations of the Plan’s investment income or losses and administrative expenses.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the “Code”).
Dividends, interest and proceeds from sale of investments in each fund are reinvested in the respective fund.
Benefit Payments
Company contributions made after January 1, 1990, but prior to January 1, 2002, may not be withdrawn until the participant reaches age 55 or upon termination, disability or death. Company matching contributions made on or after January 1, 2002, may not be withdrawn until age 59 1/2 or upon termination, disability or death. Participants separating from service who meet certain requirements have the option of deferring distribution of the vested value of his or her account until age 70-1/2.
A participant may make an in-service withdrawal of his or her pre-tax contributions upon incurring a financial hardship, subject to certain conditions as set forth in the Plan document.
A participant who elects to withdraw from the Plan is paid the fair value of his or her vested account balance. Distributions from the Company Stock Fund are made in cash or stock. Distributions from the other funds are made in cash.
Forfeiture of Interest
Upon a participant’s separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is the earlier of the participant receiving a full distribution of the vested portion of the account balance or 60 consecutive months after separation from service. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant’s account.
All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by The Company. If the Plan is terminated, any forfeited amounts not yet applied against the Company’s contributions will accrue ratably to the remaining participants in the Plan at the date of termination.
Participant Loans
Participant loans consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 5 years and provide fixed interest rates based upon the federal short-term rate, which ranged from 0.81% to 11.5% during 2009. Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon the federal long-term rate, which ranged from 2.74% to 8.96% during 2009. Under either type of loan, participants may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum a participant may borrow is $1,000. In general, participant loans are repaid in equal bi-weekly installments through payroll deductions and are secured by the participant’s interest in the Plan.

Administrative Expenses
Investment management fees and administrative expenses related to recordkeeping are charged against the earnings of the investment funds in which the participants’ funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, all participants will become 100% vested and the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.
The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Human Resource Department of the Company.
2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Fair Value of Financial Investments, Carried at Fair Value
The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2009	2008
JP Morgan Chase & Co. 2A Stable Value Fund	$286,961,448	$249,427,814
Goodrich Corporation 2I Company Stock Fund	256,427,210	163,714,647
Mellon Capital Management 2C S&P Index Fund	134,998,258	102,661,604
Fidelity Management & Research Corp Freedom 2020 Fund	105,086,733	75,804,903
The Company defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The following three levels of inputs are used to measure fair value:
Level 1 —quoted prices in active markets for identical assets and liabilities.

Level 2 —observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 —unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measurement at fair value.
Mutual Funds
Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at the end of the year.
Company Stock Fund
The Company Stock Fund is a unitized separate account comprised of common stock of Goodrich and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.
Unitized Separate Accounts
The unitized separate accounts are comprised of common stock and short-term cash investments. The unit value of the accounts are derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.
Brokerage Link
Investments in the individual Fidelity mutual funds and investments under the brokerage link are valued at quoted market prices in an active market on the last business day of the Plan year.
Collective Trust Funds
The collective trust funds are comprised of fixed income/equity investments and short-term cash investments. The unit value of the accounts are derived from the fair value of the underlying securities based on quoted market prices in an active market and short-term cash investments.

Investment Contracts
Investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at contract value as further described below. The fair value of participation units owned by the funds are determined based on the fair value of the underlying fixed income portfolio on the last day of the Plan year. Fixed income securities held by the funds are valued each day based on readily available market quotations received from independent or affiliated commercial pricing services. The fair value of the wrapper on investment contracts is determined by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to measurement date using an appropriate discount rate. The fully benefit responsive investment contracts are reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Investments reported in the Plan’s Form 5500 differ from Investments reported in the Statements of Net Assets Available for Benefits at December 31, 2009 and 2008 by the adjustment from fair value to contract value for the fully benefit responsive investment contracts of $14,741,402 and $32,626,285, respectively.
Participant Loans
Participant loans are valued at their outstanding balance, which approximates fair value.
During 2009, the Plan’s investments including gains and (losses) on investments bought and sold, as well as held during the year appreciated in value by $329,866,095 as follows:

Level 1	$147,945,313
Level 2	182,698,241
Level 3	(777,459)

$329,866,095

The Plan’s financial instruments carried at fair value on a recurring basis were as follows:

	Balance				Balance
	December 31,				December 31,
	2009	Level 1	Level 2	Level 3	2008	Level 1	Level 2	Level 3
	(Dollars in millions)
Investments:

Mutual Funds	$735.3	$735.3	$—	$—	$481.5	$481.5	$—	$—

Goodrich Stock Fund	256.4	—	256.4	—	163.7	—	163.7	—

Unitized Separate Accounts	122.9	—	122.9	—	86.2	—	86.2	—

Brokerage Link	19.3	19.3	—	—	13.8	13.8	—	—
Collective Trust Funds and Investment Contracts	470.4	—	470.4	—	387.6	—	387.6	—

Wrapper on Investment Contracts	0.8	—	—	0.8	0.8	—	—	0.8

Participant Loans	56.6	—	—	56.6	45.4	—	—	45.4

Investments, at fair value	$1,661.7	$754.6	$849.7	$57.4	$1,179.0	$495.3	$637.5	$46.2

The tables below set forth a summary of changes in the fair value of the Plan’s level 3 investments, in millions, for the year ended December 31, 2009, in millions of dollars:

	Fair Value	Loan Repayment				Fair Value
	January 1,	(Principal and				December 31,
	2009	Interest)	Loan Withdrawals	Benefit Payments	Defaulted Loans	2009
Participant Loans	$45.4	$(20.7)	$34.2	$(1.8)	$(0.5)	$56.6

4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated July 22, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Transactions with Parties-in-Interest
The Company pays certain legal and accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest that are prohibited transactions under ERISA section 3(14).
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Goodrich Corporation Employees’ Savings Plan
EIN 34-0252680 Plan-002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of Investment, Including
	Maturity Date, Rate of Interest, Par or	Total Current
Identity of Issue, Borrower, Lessor or Similar Party	Maturity Date	Value

FIDELITY MANAGEMENT & RESEARCH CORP	FID FIDELITY*	$545,483
FIDELITY MANAGEMENT & RESEARCH CORP	FID PURITAN*	3,449,298
FIDELITY MANAGEMENT & RESEARCH CORP	FID TREND*	256,851
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL COMPUTERS*	198,637
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ELECTRONICS*	307,460
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CONS STAPLES	1,290,552
FIDELITY MANAGEMENT & RESEARCH CORP	FID VALUE STRATEGIES*	518,127
FIDELITY MANAGEMENT & RESEARCH CORP	FID GINNIE MAE*	1,901,724
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY MAGELLAN*	20,736,055
FIDELITY MANAGEMENT & RESEARCH CORP	FID CONTRAFUND*	28,178,931
FIDELITY MANAGEMENT & RESEARCH CORP	FID EQUITY INCOME*	1,162,566
FIDELITY MANAGEMENT & RESEARCH CORP	FID GROWTH COMPANY*	2,555,261
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY INVST GR BD*	1,442,186
FIDELITY MANAGEMENT & RESEARCH CORP	FID GROWTH & INCOME*	22,232,565
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL SOFTWARE*	737,904
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTERMED BOND*	2,355,377
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL AIR TRANSPRT*	146,465
FIDELITY MANAGEMENT & RESEARCH CORP	FID CAPITAL & INCOME*	2,943,701
FIDELITY MANAGEMENT & RESEARCH CORP	FID VALUE STRATEGIES*	1,688,579
FIDELITY MANAGEMENT & RESEARCH CORP	FID MORTGAGE SEC*	146,767
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL GOLD*	9,959,814
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL BIOTECH*	598,775
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ENERGY SVCS*	4,554,640
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INSURANCE*	128,274
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL RETAILING*	207,051
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY GOVT INCOME*	3,020,759
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ENERGY*	6,894,893
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL LEISURE*	293,568
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL HEALTHCARE*	786,583
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL TECHNOLOGY*	3,069,888
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL UTILITIES GR*	617,490

	Description of Investment, Including
	Maturity Date, Rate of Interest, Par or	Total Current
Identity of Issue, Borrower, Lessor or Similar Party	Maturity Date	Value

FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL FINANCIAL*	1,600,148
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL DEFENSE*	2,134,792
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL BROKERAGE*	714,030
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CHEMICALS*	1,680,405
FIDELITY MANAGEMENT & RESEARCH CORP	FID INDEPENDENCE*	2,874,207
FIDELITY MANAGEMENT & RESEARCH CORP	FID OTC PORTFOLIO*	494,127
FIDELITY MANAGEMENT & RESEARCH CORP	FID OVERSEAS*	1,118,138
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL TELECOMM*	355,079
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL HOME FINANCE*	221,218
FIDELITY MANAGEMENT & RESEARCH CORP	FID LEVERAGED CO STK*	9,007,318
FIDELITY MANAGEMENT & RESEARCH CORP	FID EUROPE*	342,728
FIDELITY MANAGEMENT & RESEARCH CORP	FID PACIFIC BASIN*	414,103
FIDELITY MANAGEMENT & RESEARCH CORP	FID REAL ESTATE INVS*	2,143,593
FIDELITY MANAGEMENT & RESEARCH CORP	FID BALANCED*	3,732,826
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL DISCOVERY*	2,581,293
FIDELITY MANAGEMENT & RESEARCH CORP	FID CAP APPRECIATION*	1,176,737
FIDELITY MANAGEMENT & RESEARCH CORP	FID CONVERTIBLE SEC*	674,638
FIDELITY MANAGEMENT & RESEARCH CORP	FID CANADA*	6,918,871
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY UTILITIES*	348,873
FIDELITY MANAGEMENT & RESEARCH CORP	FID BLUE CHIP GROWTH*	4,555,086
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR 0.5*	1,995,848
FIDELITY MANAGEMENT & RESEARCH CORP	FID DISCIPLINED EQTY*	1,193,311
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY LOW PR STK*	7,729,830
FIDELITY MANAGEMENT & RESEARCH CORP	FID WORLDWIDE*	239,622
FIDELITY MANAGEMENT & RESEARCH CORP	FID EQUITY INCOME II*	998,108
FIDELITY MANAGEMENT & RESEARCH CORP	FID STOCK SELECTOR*	267,182
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR 0.7*	1,879,483
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY EMERG MRKTS*	7,033,999
FIDELITY MANAGEMENT & RESEARCH CORP	FID GR STRATEGIES*	255,690
FIDELITY MANAGEMENT & RESEARCH CORP	FID DIVERSIFIED INTL*	6,264,564
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR 0.2*	1,564,459
FIDELITY MANAGEMENT & RESEARCH CORP	FID DIVIDEND GROWTH*	743,923
FIDELITY MANAGEMENT & RESEARCH CORP	FID NEW MARKETS INC*	4,222,683
FIDELITY MANAGEMENT & RESEARCH CORP	FID EXP & MULTINATL*	1,368,383
FIDELITY MANAGEMENT & RESEARCH CORP	FID FOCUSED STOCK*	153,929
FIDELITY MANAGEMENT & RESEARCH CORP	FID GLOBAL BALANCED*	940,628
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL CAP APPREC*	386,281
FIDELITY MANAGEMENT & RESEARCH CORP	FID SM CAP INDEPEND*	685,510
FIDELITY MANAGEMENT & RESEARCH CORP	FID MID CAP STOCK*	2,551,805
FIDELITY MANAGEMENT & RESEARCH CORP	FID LARGE CAP STOCK*	392,929
FIDELITY MANAGEMENT & RESEARCH CORP	FID GROWTH DISCOVERY*	300,782
FIDELITY MANAGEMENT & RESEARCH CORP	FID SMALL CAP STOCK*	1,715,205
FIDELITY MANAGEMENT & RESEARCH CORP	FID EUROPE CAP APP*	318,234
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY NORDIC*	1,322,670
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR 0.85*	172,414
FIDELITY MANAGEMENT & RESEARCH CORP	FID LATIN AMERICA*	15,981,289
FIDELITY MANAGEMENT & RESEARCH CORP	FID JAPAN*	215,266
FIDELITY MANAGEMENT & RESEARCH CORP	FID SOUTHEAST ASIA*	3,300,213
FIDELITY MANAGEMENT & RESEARCH CORP	FID CHINA REGION*	7,567,282
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL IT SERVICES*	89,468

	Description of Investment, Including
	Maturity Date, Rate of Interest, Par or	Total Current
Identity of Issue, Borrower, Lessor or Similar Party	Maturity Date	Value

FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MED EQ & SYS*	1,575,286
FIDELITY MANAGEMENT & RESEARCH CORP	FID FOUR IN ONE IDX*	322,579
FIDELITY MANAGEMENT & RESEARCH CORP	FID JAPAN SMALLER CO*	305,841
FIDELITY MANAGEMENT & RESEARCH CORP	FID MEGA CAP STOCK*	63,242
FIDELITY MANAGEMENT & RESEARCH CORP	FID STRATEGIC INCOME*	2,865,816
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM INCOME*	6,470,235
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2000*	7,103,410
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2010*	52,883,488
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2020*	105,086,733
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2030*	59,383,198
FIDELITY MANAGEMENT & RESEARCH CORP	FID SM CAP RTMT*	523,246
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN TOTAL MKT INDEX*	1,387,970
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN EXTND MKT INDEX*	426,888
FIDELITY MANAGEMENT & RESEARCH CORP	SPARTAN INTL INDEX*	2,250,698
FIDELITY MANAGEMENT & RESEARCH CORP	FID SHORT TERM BOND*	6,266,140
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTM GOVT INCOME*	1,276,261
FIDELITY MANAGEMENT & RESEARCH CORP	FID HIGH INCOME*	1,373,442
FIDELITY MANAGEMENT & RESEARCH CORP	FID FIFTY*	761,136
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL AUTOMOTIVE*	548,729
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MULTIMEDIA*	94,639
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MEDICAL DEL*	623,589
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL BANKING*	563,916
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MATERIALS*	2,123,953
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INDUST EQUIP*	120,496
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CONSTR/HOUSE*	155,969
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL TRANSPORT*	258,143
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL NATURAL GAS*	3,769,568
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL NATURAL RES*	3,269,221
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INDUSTRIALS*	321,826
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ENVIRONMENT*	188,361
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CONS DISCR*	42,650
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL COMM EQUIP*	447,431
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL PHARMACEUTCL*	199,625
FIDELITY MANAGEMENT & RESEARCH CORP	SPARTAN US EQ INDEX*	2,149,422
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY US BD INDEX*	1,682,121
FIDELITY MANAGEMENT & RESEARCH CORP	FID INST SH INT GOVT*	613,281
FIDELITY MANAGEMENT & RESEARCH CORP	FID LARGE CAP VALUE*	665,568
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2040*	31,230,688
FIDELITY MANAGEMENT & RESEARCH CORP	FID MID CAP VALUE*	862,704
FIDELITY MANAGEMENT & RESEARCH CORP	FID LARGE CAP GROWTH*	558,289
FIDELITY MANAGEMENT & RESEARCH CORP	FID MID CAP GROWTH*	764,247
FIDELITY MANAGEMENT & RESEARCH CORP	FID INFLAT PROT BOND*	2,577,201
FIDELITY MANAGEMENT & RESEARCH CORP	FID ULTRASHORT BOND*	46,488
FIDELITY MANAGEMENT & RESEARCH CORP	FID FLOAT RT HI INC*	609,068
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL SMALL CAP*	1,794,291
FIDELITY MANAGEMENT & RESEARCH CORP	FID TOTAL BOND*	1,478,760
FIDELITY MANAGEMENT & RESEARCH CORP	FID VALUE DISCOVERY*	1,333,537
FIDELITY MANAGEMENT & RESEARCH CORP	FID REAL ESTATE INC*	209,107
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL WIRELESS*	1,068,351
FIDELITY MANAGEMENT & RESEARCH CORP	FID BLUE CHIP VALUE*	334,021

	Description of Investment, Including
	Maturity Date, Rate of Interest, Par or	Total Current
Identity of Issue, Borrower, Lessor or Similar Party	Maturity Date	Value

FIDELITY MANAGEMENT & RESEARCH CORP	FID NASDAQ COMP INDX*	338,133
FIDELITY MANAGEMENT & RESEARCH CORP	FREEDOM 2005*	384,527
FIDELITY MANAGEMENT & RESEARCH CORP	FREEDOM 2015*	8,419,467
FIDELITY MANAGEMENT & RESEARCH CORP	FREEDOM 2025*	11,228,539
FIDELITY MANAGEMENT & RESEARCH CORP	FREEDOM 2035*	5,908,664
FIDELITY MANAGEMENT & RESEARCH CORP	FID STRAT DIV & INC*	135,622
FIDELITY MANAGEMENT & RESEARCH CORP	FID FOCUSED HIGH INC*	279,339
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL REAL ESTATE*	258,228
FIDELITY MANAGEMENT & RESEARCH CORP	FID SMALL CAP GROWTH*	586,593
FIDELITY MANAGEMENT & RESEARCH CORP	FID SMALL CAP VALUE*	455,052
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL SM CAP OPP*	89,767
FIDELITY MANAGEMENT & RESEARCH CORP	FID STRAT REAL RET*	199,719
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN ST TR INDX INV*	457,794
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN INT TR INDX INV*	1,029,233
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN LT TR INDX INV*	417,523
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL VALUE*	131,427
FIDELITY MANAGEMENT & RESEARCH CORP	FREEDOM 2045*	4,998,684
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2050*	6,557,409
GOODRICH CORPORATION	2I COMPANY STOCK*	256,427,210
FIDELITY MANAGEMENT & RESEARCH CORP	BROKERAGELINK	19,316,684
JP MORGAN CHASE & CO	2A STABLE VALUE FUND	287,337,465
JANUS INTERNATIONAL HOLDING LLC	JANUS WORLDWIDE	4,068,263
JANUS INTERNATIONAL HOLDING LLC	JANUS OVERSEAS	24,106,941
JP MORGAN CHASE & CO	2F MID CAP FUND	44,093,940
JP MORGAN CHASE & CO	2B BOND FUND	72,308,194
T. ROWE PRICE GROUP, INC	2E LARGE CAP GROWTH	64,298,028
CAPITAL GUARDIAN INTERNATIONAL	2H INTL EQUITY FUND	48,770,448
THE BANK OF NEW YORK COMPANY, INC	2C S&P INDEX FUND	134,998,258
ALLIANCE CAPITAL MANAGEMENT L.P.	2D LARGE CAP VALUE	23,489,698
THE BOSTON COMPANY ASSET MANAGEMENT	2G SMALL CAP FUND	35,110,274
	NON INT BEARING CASH	1,210

		1,605,098,630
	LOANS TO PARTICIPANTS*	56,590,514

		$1,661,689,144

*	Indicates party-in-interest to the Plan.
Note: Cost information has not been included above because all investments are participant directed.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP